Roth Capital Partners, LLC
888 San Clemente Drive
Newport Beach, CA 92660

April 22, 2024

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Nuwellis, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-276562)

Ladies and Gentlemen:

In connection with the above-captioned registration statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Roth Capital Partners, LLC, as placement agent, hereby joins in the request of the Company that the effective date of such registration statement be accelerated to 5:00 p.m. (Eastern time) on April 24, 2024, or as soon thereafter as practicable.

In making this request the undersigned acknowledges that it is aware of its obligations under the Act as they relate to the public offering of securities pursuant to the registration statement.

[Signature Page Follows]

Very truly yours,

ROTH CAPITAL PARTNERS, LLC,

By:	/s/ Aaron M. Gurewitz
Name:	Aaron M. Gurewitz
Title:	President & Head of Investment Banking